For the semi-annual period ended June 30, 2007.
File number 811-02992
Dryden National Municipals Fund, Inc.


SUB-ITEM 77D
Policies With Respect to Security Investment

DRYDEN NATIONAL MUNICIPALS FUND, INC.

HIGH INCOME SERIES, A SERIES OF
DRYDEN MUNICIPAL BOND FUND

CALIFORNIA INCOME SERIES, A SERIES OF
DRYDEN CALIFORNIA MUNICIPAL FUND

STRATEGIC PARTNERS TOTAL RETURN BOND FUND, A SERIES OF
STRATEGIC PARTNERS STYLE SPECIFIC FUNDS

 Prospectus Supplement dated February 13, 2006

This supplement amends the current Prospectus of each of the above-referenced Funds (each a "Fund" and together the "Funds"), and is in addition to any other supplement(s) to each Fund's current
Prospectus. Each Fund's Prospectus is amended by adding the following disclosure:

    The Manager recently reevaluated the financial statement presentation of certain derivative instruments held by the Funds, which are commonly referred to as inverse floaters, under the provisions of Statement of Financial Accounting Standards No. 140 ("FAS 140"). The application of the provisions of FAS 140 entailed a reclassification of transactions in which a Fund sells a municipal bond to a special purpose trust in order to create an inverse floater which the Fund receives from such trust in a financing transaction. The trust also issues floating rate notes to third parties. The Fund receives interest payments on inverse floaters that bear an inverse relationship to the interest paid on the floating rate notes. These transactions were previously classified as a sale for financial statement presentation purposes. While such inverse floaters expose the Fund to leverage risk, they do not constitute borrowings for purposes of the Fund's restrictions on borrowings. The application of the provisions of FAS 140 with respect to inverse floaters otherwise acquired by the Fund is not currently subject to this reevaluation.

    Although the Manager believes that the Fund's historical accounting treatment of inverse floaters has been consistent with prevailing mutual fund industry accounting practices, it has analyzed the impact of applying FAS 140 to the reporting and presentation of the Funds' inverse floaters in each Fund's financial statements, including each Fund's Financial Highlights, and has concluded that the cumulative impact of this change of accounting treatment was not material to prior financial statements.

    Future financial statements for the Funds will reflect the application of the provisions of FAS 140, regardless of materiality. Pursuant to FAS 140, the Fund will record interest on the full amount of the municipal bonds held in the special purpose trusts as interest income and the Fund also will record the interest to holders of the floating rate certificates and fees associated with the trust as interest expense in the Statement of Operations. This change will cause the Fund's expense ratio to increase. However, neither the Fund's net income nor its distributions to shareholders is impacted since the increase in interest expense will be offset by a corresponding amount of increased income on the bonds now deemed to be owned by the Fund (instead of only the interest the Fund received on the inverse floater certificates it held directly).

    To the extent that a Fund owns such inverse floaters as of the financial reporting period end, another important change pursuant to FAS 140 is that the Fund's gross assets would increase by the par amount of the floating rate certificates issued by the affected special purpose trusts, with a corresponding increase in the Fund's liabilities. The Fund's net assets and net asset value per share should not be affected by this change in accounting because the increase in gross assets will be offset by a corresponding increase in liabilities.

LR00122